Contact

www.linkedin.com/in/michael-g-hastings-605056308 (LinkedIn)

Michael G Hastings

Director and Chief Financial Officer, U S Nuclear Corp. Director and Chief Financial Officer, Environmental Transit Authority, Inc.
Milltown, New Jersey, United States

Experience

Environmental Transit Authority
Director and Chief Financial Officer
January 2024 - Present (1 year 9 months)
United States

U S Nuclear Corp
Director and Chief Financial Officer
August 2018 - Present (7 years 2 months)
United States

EnerSys
Vice President and Treasurer
August 1998 - March 2011 (12 years 8 months)
United States

Education

Pace University - Lubin School of Business
Bachelor of Business Administration - BBA, Accounting and Finance